U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November 21, 2014
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Results of the annual general meeting of Sasol held on 21 November 2014

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON 21
NOVEMBER 2014
Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday, 21
November 2014 at the Hyatt Regency Hotel, 191 Oxford Road,
Rosebank, Johannesburg, South Africa are as follows:
- Total number of Sasol’s ordinary shares in issue is 679 172
662;
- Total number of Sasol’s ordinary shares in issue excluding 8
809 886 shares, being those ordinary shares which are not
entitled to vote at the annual general meeting, is 670 362
776(“Total Votable Ordinary Shares”);
- Total number of ordinary shares in the share capital of
Sasol voted in person or by proxy was 501 814 969, being
74.86% of the Total Votable Ordinary Shares;
- The total number of shares that abstained from voting did
not exceed 2.31% of the total issued share capital.
1. Annual general meeting
1.1. The audited annual financial statements of the Company and of the Sasol group, including the reports of the directors,
external auditors, audit committee and the nomination,
governance, social and ethics committee for the financial year ended 30 June 2014 were presented.
1.2. Mr C Beggs, Mr D E Constable, Mr H G Dijkgraaf, Mr Z M
Mkhize and Mr P J Robertson retired by rotation at the meeting in terms of clause 22.2.1 of the Company’s Memorandum of
Incorporation (“Sasol’s MOI”) and were re-elected individually for a further term of office:
Directors For
(1)
Against
(1)
Abstain
(1)
Shares voted
C Beggs 498,446,850
being
99.33%
79,437
being
0.02%
3,286,082
being
0.65%
501,812,369
being 100%
D E Constable 498,471,525
being
99.33%
52,825
being
0.01%
3,288,019
being
0.66%
501,812,369
being 100%
H G Dijkgraaf 491,844,633 52,107 3,286,264 495,183,004

being
99.33%
being
0.01%
being
0.66%
being 100%
Z M Mkhize
497,466,461
being
99.13%
1,059,290
being
0.21%
3,289,218
being
0.66%
501,814,969
being 100%
P J Robertson 498,483,734
being
99.34%
42,286
being
0.01%
3,286,349
being
0.65%
501,812,369
being 100%
1.3. Mr B Nqwababa and Ms N N A Matyumza were appointed by the
Sasol board of directors (“Board”) in terms of clause 22.4.1 of
Sasol’s MOI during the course of the year, they retired at the annual general meeting and were elected for a further term:
Directors For
(1)
Against
(1)
Abstain
(1)
Shares voted
B Nqwababa 498,441,521
being
99.33%
82,978
being
0.02%
3,290,470
being
0.66%
501,814,969
being 100%
N N A
Matyumza
498,473,484
being
99.33%
51,020
being
0.01%
3,287,165
being
0.66%
501,811,669
being 100%
1.4. PricewaterhouseCoopers Incorporated was re-appointed as the independent auditor of the Company until the next annual general meeting and it was noted that Mr Pieter Hough will be the
individual registered auditor who will undertake the audit of the
Company for the financial year ending 30 June 2015.
1.5. The members of the audit committee, Mr C Beggs, Ms N N A
Matyumza, Ms I N Mkhize, Mr M J N Njeke and Mr S Westwell were elected individually for the ensuing financial year in terms of sections 94(4) and 94(5) of the Companies Act, 2008 (“the Act”),
read with Regulation 42 of the Companies Regulations, 2011:
Directors For
(1)
Against
(1)
Abstain
(1)
Shares voted
C Beggs 498,369,520
being
99.31%
68,401
being
0.01%
3,374,448
being 0.67%
501,812,369
being 100%
N N A
Matyumza
445,143,137
being
99.24%
30,508
being
0.01%
3,371,126
being 0.75%
448,544,771
being 100%
I N Mkhize 498,302,600
being
99.30%
144,198
being
0.03%
3,364,621
being 0.67%
501,811,419
being 100%
M J N Njeke 432,527,678
being
96.43%
12,641,348
being
2.82%
3,375,756
being 0.75%
448,544,782
being 100%
S Westwell 498,293,623
being
99.30%
144,662
being
0.03%
3,373,834
being 0.67%
501,812,119
being 100%

1.6. A non-binding advisory endorsement on the Company’s
remuneration policy for the year ending 30 June 2015 was
obtained:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
381,837,632
being 85.13%
50,961,513
being 11.36%
15,746,337
being 3.51%
448,545,482
being 100%
1.7. Special Resolution number 1 approving the revised annual remuneration payable by the Company to non-executive directors of the Company for their services as directors with effect from 1
July 2014, was approved:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
483,461,746
being 96.34%
17,833,840
being 3.55%
515,833 being
0.10%
501,811,419
being 100%
1.8. Special Resolution number 2 to authorise the Board, subject to compliance with the requirements of Sasol’s MOI, section 44 and 45 of the Act and the JSE Limited Listings Requirements
(“Listings Requirements”), to approve the granting of financial assistance to any person approved by the Board and direct or indirect financial assistance to a related or inter-related
company or corporation, and/or member of such related or inter-
related company or corporation, and/or director or prescribed officer of the Company or of a related or inter-related company, and/or to a person related to any such company, corporation, member, director or prescribed officer, for any purpose in the normal course of business of the Sasol group, including any black economic empowerment transaction, at any time during a period of two years following the date on which this resolution was passed:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
433,366,547
being 96.62%
14,644,581
being 3.26%
533,654 being
0.12%
448,544,782
being 100%
1.9. Special Resolution number 3 to approve the amendments to sub clauses 26.3, 26.4 and 26.5 of Sasol’s MOI was passed:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
447,950,863
being 89.27%
53,316,293
being 10.62%
544,863 being
0.11%
501,812,019
being 100%
1.10. Special Resolution number 4 to approve the amendment to sub clause 29.4.2 of Sasol’s MOI was passed:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
501,209,819
being 99.88%
43,275 being
0.01%
559,275 being
0.11%
501,812,369
being 100%
1.11. Special Resolution number 5 to authorise the Board to
approve the general repurchase by the Company or purchase by any of its subsidiaries of any of its subsidiaries, of any of the
Company’s ordinary shares and/or Sasol BEE ordinary shares was passed:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
415,776,225
being 98.22%
6,858,652
being 1.62%
678,669 being
0.16%
423,313,546
being 100%
1.12. Special Resolution number 6 to authorise the Board to
approve, when any general repurchase by Company takes place in accordance with special resolution number 5, the purchase by the
Company of its issued shares from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the Company was passed:
For
(1)
Against
(1)
Abstain
(1)
Shares voted
475,797,371
being 99.84%
253,925 being
0.05%
529,387 being
0.11%
476,580,672
being 100%
Notes:
(1) The votes carried for and against, and abstained for each individual resolution are disclosed as a percentage in
relation to the total number of Sasol ordinary shares
voted, whether in person or by proxy, in respect of such
individual resolution at the annual general meeting.
Special resolutions number 3 and 4 regarding the amendments of
Sasol’s MOI will be filed with the Companies and Intellectual
Property Commission.
21 November 2014
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 21, 2014 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:    Company Secretary